SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Petrobras Again States That Its Platforms Comply With The Regulations

(Rio de Janeiro, November 01, 2002) - PETROLEO BRASILEIRO S.A. - PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil's biggest oil & gas, petrochemicals and energy company announces that the company denies the accusations that have been made against it with respect to operating licenses for its platforms in the Campos Basin and again states that its units are operating strictly within legal parameters.

Out of the 33 platforms fined by Ibama on October 30, 15 have individual operating licenses whose renewal was requested by Petrobras strictly within the time limits laid down by law, to which Ibama had not replied by that date. In accordance with Conama resolution 237/97, if the environmental body gives no reply, the validity of the license is automatically extended.

All of the other 18 units installed prior to the current environmental legislation have been the subject of a Declaration of Commitment between Petrobras and Ibama signed on 03/25/1999, in accordance with Provisional Measure 1710-4 of 12/3/1998. Petrobras has taken all the steps listed in the declaration and has requested the issue of operating licenses within the time limit laid down. In this case also Ibama has made no formal reply.

In view of the above, Petrobras has passed this matter to its legal department for appropriate action in order to protect the Company’s interests, image and reputation.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS	THOMSON FINANCIAL/CARSON
Investor Relations Department	Isabel Vieira (New York)
Luciana Bastos de Freitas Rachid - Executive Manager	(212) 807-5110
E-mail: lrachid@petrobras.com.br	isabel.vieira@thomsonir.com
Carlos Henrique Dumortout Castro - Manager	Valter Faria (Brazil)
E-mail:carloshdc@petrobras.com.br	(11) 3848-0887 ext. 202
Av. Republica do Chile, 65 - 4th floor	valter.faria@thomsonir.com.br
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1st, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.